Contact

www.linkedin.com/in/gregorygoldmacher (LinkedIn)

Top Skills

Artificial Intelligence (AI)
Company integration
Mergers & Acquisitions (M&A)

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)
French (Limited Working)
Spanish (Limited Working)

Honors-Awards

Wunsch Foundation Award (Operations Management)
Medical Scientist Training Program Fellowship
Merck Special Achievement Award
Numerous INSPIRE Awards - Rapid Disciplined Decision-Making and Driving Results
Enterprise Leadership Program

Publications

On the Measurement of Electrical Impedance Spectroscopy (EIS) of the Human Head
Tracking Transplanted Bone Marrow Stem Cells and Their Effects in the Rat MCAO Stroke Model
Early Readout on Overall Survival of Patients With Melanoma Treated With Immunotherapy Using a Novel Imaging Analysis
The use of tumour volumetrics to assess response to therapy in anticancer clinical trials
Improved Outcome Prediction Using CT Angiography in Addition to Standard Ischemic Stroke Assessment: Results from the STOPStroke Study

Greg Goldmacher

Physician, scientist, executive, entrepreneur
Greater Boston

Summary

I am a physician-scientist experienced in clinical development, medical imaging, biomarker applications, and AI/ML, working in both pharmaceutical and clinical trial service provider organizations, and leading large teams of scientific and operational experts to success in drug development.

On the business side, I am leading the scientific integration of acquired companies, support M&A during due diligence, and support strategic venture investment in therapeutic assets and technology.

My experience also includes development of novel imaging methods, biomarkers, and diagnostic devices. Outside biopharma, I helped found a healthcare services and real-estate company, and advise health technology companies on clinical and business development challenges.

Specialties and interests include: radiology, oncology, immuno-oncology, neuroscience, medical imaging, biomarkers, quantitative imaging, clinical trials, clinical development, clinical research, artificial intelligence, machine learning, business development, M&A, company integration, venture capital, strategic investment, medical affairs, regulatory affairs, teaching, public speaking, writing, CRO, pharmaceutical industry, healthcare services, medical real-estate

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Experience

Merck
9 years 8 months

Assoc. VP, Clinical Research; Head of Clinical Imaging & Pathology
March 2023 - Present (2 years 2 months)
Cambridge, Massachusetts, United States

• Medical, scientific, and operational leadership for clinical imaging, clinical pathology, and biomarker-based endpoint assessments in clinical development, leading a team of 24 physicians and scientists; overseeing ~300 clinical trials (phases I-IV, along with investigator-led studies); supporting regulatory filings, meetings, and inspections. Immunotherapy and targeted therapy focus in oncology, including heme, GI, GU, GYN, thoracic, skin, head/neck, and CNS cancers; also supporting neurological, cardiovascular, endocrine, immunology, and infectious disease trials
• Business development: leading integration of Harpoon Therapeutics, and support integration of other acquired companies into Merck Research Laboratories, overseeing integration of talent, data, assets, ongoing preclinical and clinical programs; support due diligence for M&A; commercial partnerships on AI and biomarker research; S&E in novel therapeutic modalities
• Oversee outsourcing of central imaging and pathology, with procurement, vendor management, and quality monitoring
• Support internal VC funds with S&E and relationship management for strategic investment in enabling technologies, in a role similar to a venture partner
• Merck Digital Science Studio (startup incubator) steering committee, providing selected startup with funding, space, brand and network development, and investor engagement
• Created and lead (matrix) a multidisciplinary team driving artificial intelligence and novel endpoint research, including clinical and translational imaging, statistics, data science, clinicians, and business development
• Oversee operational improvement initiatives with departments across the organization (data management, statistics, clinical science, study management, field operations, compliance, regulatory, and others)
• Develop and conduct training for internal and external teams on clinical trial endpoints, imaging, data management, scientific communication, and presentation skills

Associate VP, Clinical Research; Head of Clinical Imaging
January 2022 - March 2023 (1 year 3 months)
Cambridge, Massachusetts, United States

Executive Director, Clinical Research; Head of Clinical Imaging
2019 - December 2021 (2 years)
Cambridge, Massachusetts, United States

Executive Director, Translational Biomarkers
2017 - 2019 (2 years)

West Point, PA

Senior Director, Translational Biomarkers
September 2015 - 2017 (2 years)
West Point, PA

MedCoShare

Co-Founder

January 2019 - Present (6 years 4 months)

Co-working space and support services that allow physicians and other healthcare providers to practice on their own terms and on their own schedule.

ICON plc

5 years

Senior Director, Medical & Scientific Affairs ; Head of Oncology Imaging

2013 - 2015 (2 years)
Warrington, PA

• Medical and scientific leadership for independent outcome evaluation (imaging and clinical endpoint assessments) in over 100 clinical trials, in phases I-IV
• Head of Oncology Imaging; other therapeutic areas include neurology/CNS, cardiovascular disease, rheumatology, infectious disease, and diagnostic agent development
• Developed trial protocols, imaging charters, case report forms, and other trial documents
• Wrote journal articles, guidance documents, educational, and marketing materials
• Supported sales and marketing with proposal development, bid defenses, and webinars
• Traveled globally to present at meetings of investigators, industry decision makers, academic experts, and other stakeholders
• Ran internal research projects, published and presented in commercial and academic settings
• Built relationships with academic opinion leaders and strategic clients
• Supported clinical operations during study startup and execution
• Performed independent review in oncology and other trials, using a variety of response criteria (RECIST, RANO, Cheson, volumetrics, and others)
• Trained independent readers, investigators, site radiologists, and study staff throughout the world; create educational materials for ICON staff and trial sponsor teams

• Responsible for up to 50 projects at a time, led teams of up to 10 per project (matrix), and received direct reports
• Member of several international collaborative interdisciplinary groups of thought leaders driving advances in brain tumor imaging and treatment response assessment

Director, Medical & Scientific Affairs ; Head of Oncology Imaging
2012 - 2013 (1 year)

Associate Director, Medical & Scientific Affairs
2011 - 2012 (1 year)

Assistant Director, Medical & Scientific Affairs
2010 - 2011 (1 year)
Warrington, PA

Thomas Jefferson University Hospitals
Postdoctoral Fellow
2009 - 2010 (1 year)
Philadelphia, PA

• Research on stem cell therapy for ischemic stroke, using small animal surgery and imaging
• Wrote regulatory protocols, academic manuscripts, and patent documentation

Massachusetts General Hospital
Clinical Research Fellow
2006 - 2008 (2 years)
Boston, MA

• Physician co-investigator and research manager for NIH-funded research projects on advanced stroke imaging
• Trained physicians and staff for clinical trial roles; supervised screening and enrollment; designed case report forms; collaborated with IT on data flow; evaluated adverse events; analyzed data using imaging and statistical software
• Developed a stroke imaging case database for prospective and retrospective analyses
• Participated in development and early testing of a novel imaging device (Electrical Impedance Spectroscopy), including grant applications, IRB approval, instrument design, prototype construction, and early clinical testing

• Ran imaging core lab for industry-sponsored phase 2A clinical trial: data quality and site protocol compliance, CRF design and implementation, ran independent review and prepared results for investigators and sponsor
• Presented reports at national conferences; wrote grant proposals, IRB protocols, and manuscripts

The Princeton Review
Instructor and Master Trainer
1993 - 2004 (11 years)

• Taught courses and trained teachers in SAT, MCAT, USMLE Step I
• Site manager and training administrator for many courses and training events
• Wrote and edited MCAT and USMLE Step I preparation materials
• Aided in marketing and course development for MCAT and USMLE Step I

Education

The University of Texas Southwestern Medical Center at Dallas
MD, PhD, Medicine / Neuroscience · (1993 - 2001)

Temple University - Fox School of Business and Management
MBA · (2011 - 2015)

University College Dublin
Professional Certificate, International Management · (2014 - 2014)

University of Chicago
BA, Biological Sciences · (1989 - 1993)